November 5, 2012

Mr. Craig Arakawa
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 USA

Dear Mr. Arakawa:

Re:	Petaquilla Minerals Ltd. Form 20-F for the Fiscal Year Ended May 31, 2011 Filed September 12, 2011 File No. 000-26296

Further to the United States Securities and Exchange Commission’s comment letter dated July 30, 2012, and our email correspondence dated August 17, 2012, in which we, Petaquilla Minerals Ltd. confidentially provided a courtesy copy of our Forward Gold Purchase Agreement (the "Agreement"), and related amendments thereto, please note that confidential treatment of the Agreement is no longer required.

As such, we have attached a copy of the Agreement dated August 17, 2010, and the Amendment Agreement dated September 23, 2010, to this letter.

We trust you will find the above in order but should you have any questions, please do not hesitate to contact the undersigned.

Regards,

PETAQUILLA MINERALS LTD.

/s/ Ezequiel Sirotinsky
Ezequiel Sirotinsky
Chief Financial Officer